UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

April 2003

TOTAL S.A.
(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-s(b): 82-____________.)

SIGNATURES
EXHIBIT INDEX
Renault & Elf Celebrate their 35yr Partnership
Gabon: TotalFinaElf announces the signature of...
TotalFinaElf finalises review of a Eur 500M...
UK North Sea: Final Approval given for nuggets...
TotalFinaElf launches development of Angola's...
Taweelah A1 Plant, one of the world's largest...
TotalFinaElf reports sharply higher results in...
TotalFinaElf's 1st Qtr 2003 Consolidated Accounts
TotalFinaElf's sales in the 1st Qtr of 2003
May 6, 2003 General Meeting

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: May 7th, 2003	By:	/s/ Charles Paris de Bollardière Name: Charles PARIS de BOLLARDIERE Title: Treasurer

EXHIBIT INDEX

EXHIBIT 99.1:	Renault and Elf Celebrate their 35-year Partnership (April 22, 2003)

EXHIBIT 99.2:	Gabon : TotalFinaElf Announces the Signature of the Extension of the Rabi-Kounga License with Gabonese Republic (April 23, 2003)

EXHIBIT 99.3:	TotalFinaElf Finalises Review of a €500-Million Investment to Increase the Conversion Capacity of Its Normandy Refinery (April 24,2003)

EXHIBIT 99.4:	UK North Sea : Final Approval Given For Nuggets N4 Development Plan (April 28, 2003)

EXHIBIT 99.5:	TotalFinaElf Launches Development of Angola’s Deepwater Dalia Field (May 5, 2003)

EXHIBIT 99.6:	Taweelah A1 plant, one of the world’s largest cogeneration facilities, commissioned in Abu Dhabi (May 5, 2003)

EXHIBIT 99.7:	First Quarter 2003 Results : TotalFinaElf reports sharply higher results in a favorable oil market environment (May 6, 2003)

EXHIBIT 99.8:	TotalFinaElf’s First Quarter 2003 Consolidated Accounts, French GAAP, and footnotes (May 6, 2003)

EXHIBIT 99.9:	TotalFinaElf’s Sales in the First Quarter of 2003 (May 6, 2003)

EXHIBIT 99.10:	May 6, 2003 General Meeting : TotalFinaElf becomes TOTAL, 8% dividend increase, pursued growth policy (May 6, 2003)